UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2, 2025

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2025

EDAP TMS S.A.

/s/ KEN MOBECK
KEN MOBECK
CHIEF FINANCIAL OFFICER

This is a free translation from the French language and is supplied solely for information purposes. Only the original version in French language has legal force.

EDAP TMS S.A.

A corporation with a share capital of 4,896,010.47 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx en Velin, France

Lyon Registry of Commerce 316 488 204

Vaulx-en-Velin, June 2, 2025

NOTICE

On Friday June 27, 2025, the shareholders are convened to attend an Ordinary and Extraordinary General Meeting of the shareholders of EDAP TMS S.A., to be held:

at 15h00 (French Time)

at EDAP TMS’s headquarters

4, rue du Dauphiné,

69120 Vaulx-en-Velin, France

to consider the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS’ MEETING:

1.	The special report of the statutory auditors on the agreements referred to in Article L. 225-38 of the French Commercial Code;

2.	The Board of Directors’ management report relating to the consolidated accounts for the fiscal year ended December 31, 2024; the report on corporate governance; the Board of Directors’ special reports pursuant to Articles L. 225-184 paragraph 1 and L. 225-197-4 of the French Commercial Code; the statutory auditors’ reports relating to the annual accounts for the fiscal year ended December 31, 2024 and the consolidated financial statements (US GAAP) prepared in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements established in accordance with IFRS standards for the fiscal year ended December 31, 2024 and granting of a discharge to the members of the Board of Directors for their management;

3.	Allocation of the results for the fiscal year ended December 31, 2024;

4.	Ratification of the provisional appointment of Mr. Josh Levine as a member of the Board of Directors;

5.	Ratification of the provisional appointment of Mr. Glen French as a member of the Board of Directors;

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

6.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with preferential subscription rights for shareholders;

7.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code);

8.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights through an offer referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code;

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9.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

10.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

11.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics;

12.	Delegation of authority to be granted to the Board of Directors to decide on any merger-absorption, spin-off or partial contribution of assets;

13.	Delegation of authority to be granted to the Board of Directors to issue ordinary shares giving, as the case may be, access to ordinary shares or to the allocation of debt securities (of the Company or of a group company), and/or securities giving access to ordinary shares (of the Company or of a group company), in the context of a merger, spin-off or partial contribution of assets decided by the Board of Directors pursuant to the delegation referred to in the twelfth resolution;

14.	Determination of the total maximum amount applicable to the aforementioned financial delegations of authority granted to the Board of Directors to increase the share capital;

15.	Delegation granted to the Board of Directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights, as per the aforementioned delegations;

16.	Delegation to the Board of Directors to grant existing and/or newly issued free shares of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code with automatic waiver of the shareholders' subscription rights for the new shares that can be issued;

17.	Delegation to the Board of Directors to grant stock options of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with Articles L. 225-177 et seq. of the French Commercial Code with automatic waiver of the shareholders’ subscription rights for the new shares that can be issued upon exercise of the stock options;

18.	Delegation to be granted to the Board of Directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan(s) d'épargne d'entreprise) implemented pursuant to Articles L. 3332-1 et seq. of the French Labor Code.

Note: As per Depositary Agreement dated July 31, 1997 and amendment dated April 7, 2008, signed between Bank of New York Mellon (the “Depositary”) and the Company, if no voting Instruction is received by the Depositary from a Holder with respect to any of the Securities represented by American Depositary Shares (“ADSs”) on or before the Receipt Date (Record Date), or if the voting Instruction is improperly completed or blank, or if the voting instructions are illegible or unclear, such Holder of ADSs shall be deemed to have instructed the Depositary to vote such ADSs and the Depositary shall vote such ADSs in favor of any resolution proposed or approved by the Board of Directors of the Company and against any resolution not so proposed or approved.

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This is a free translation and summary of the French language version of the Report of the Board of Directors and is supplied solely for information purposes. Only the original version in French language of Board Report has legal force.

EDAP TMS S.A.

A corporation with a share capital of 4,896,010.47 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx-en-Velin, France

Lyon Registry of Commerce 316 488 204

Report of the Board of Directors to the Ordinary and Extraordinary General Meeting of June 27, 2025

Ladies and Gentlemen,

We have called this Ordinary and Extraordinary Shareholders’ Meeting to vote on the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS’ MEETING:

1.	The special report of the statutory auditors on the agreements referred to in Article L. 225-38 of the French Commercial Code;

2.	The Board of Directors’ management report relating to the consolidated accounts for the fiscal year ended December 31, 2024; the report on corporate governance; the Board of Directors’ special reports pursuant to Articles L. 225-184 paragraph 1 and L. 225-197-4 of the French Commercial Code; the statutory auditors’ reports relating to the annual accounts for the fiscal year ended December 31, 2024 and the consolidated financial statements (US GAAP) prepared in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements established in accordance with IFRS standards for the fiscal year ended December 31, 2024 and granting of a discharge to the members of the Board of Directors for their management;

3.	Allocation of the results for the fiscal year ended December 31, 2024;

4.	Ratification of the provisional appointment of Mr. Josh Levine as a member of the Board of Directors;

5.	Ratification of the provisional appointment of Mr. Glen French as a member of the Board of Directors;

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

6.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with preferential subscription rights for shareholders;

7.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code);

8.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights through an offer referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code;

9.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

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10.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

11.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics;

12.	Delegation of authority to be granted to the Board of Directors to decide on any merger-absorption, spin-off or partial contribution of assets;

13.	Delegation of authority to be granted to the Board of Directors to issue ordinary shares giving, as the case may be, access to ordinary shares or to the allocation of debt securities (of the Company or of a group company), and/or securities giving access to ordinary shares (of the Company or of a group company), in the context of a merger, spin-off or partial contribution of assets decided by the Board of Directors pursuant to the delegation referred to in the twelfth resolution;

14.	Determination of the total maximum amount applicable to the aforementioned financial delegations of authority granted to the Board of Directors to increase the share capital;

15.	Delegation granted to the Board of Directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights, as per the aforementioned delegations;

16.	Delegation to the Board of Directors to grant existing and/or newly issued free shares of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code with automatic waiver of the shareholders' subscription rights for the new shares that can be issued;

17.	Delegation to the Board of Directors to grant stock options of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with Articles L. 225-177 et seq. of the French Commercial Code with automatic waiver of the shareholders’ subscription rights for the new shares that can be issued upon exercise of the stock options;

18.	Delegation to be granted to the Board of Directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan(s) d'épargne d'entreprise) implemented pursuant to Articles L. 3332-1 et seq. of the French Labor Code.

A.	DECISIONS RELATING TO THE ORDINARY GENERAL SHAREHOLDERS’ MEETING

Reports on the Company’s activity for the fiscal year ended December 31, 2024 (resolutions #1 to #3):

We invite you to read the Board of Directors’ management reports and the statutory auditors’ reports, which have been made available to you pursuant to French laws and regulations, and the Company’s 2024 Annual Report on the 2024 consolidated accounts, which is available on the Company’s website at www.edap-tms.com, in the “Investor Relations” section.

Ratification of the provisional appointment of Mr. Josh Levine and Mr. Glen French as members of the board of directors (resolutions #4 and #5)

The Board of Directors, at its meeting held on December 19, 2024, appointed Mr. Josh Levine as a member of the Board of Directors to replace Mr. Marc Oczachowski, who resigned. On February 27, 2025, the Board of Directors, appointed Mr. Glen French as a member of the Board of Directors to replace Mr. Pierre Beysson, who resigned.

It is proposed that you ratify the appointments of Mr. Josh Levine and Mr. Glen French as members of the Company's Board of Directors for the remainder of the terms of office of Mr. Marc Oczachowski and Mr. Pierre Beysson, i.e., until the close of the General Meeting called in 2026 to approve the financial statements for the year ended 31 December 2025.

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B.	DECISIONS RELATING TO THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Financial delegations to be granted to the Board of Directors

In accordance with French and international standards and in the interest of the Company, in particular its development, we propose that you grant financial delegations to your Board of Directors to implement share capital increases, immediately or in the future, with or without preferential subscription rights (resolutions #6 to #11 and #13), and to increase the number of shares or securities to be issued in the event of an oversubscription in the framework of capital increases of the Company (resolution #15) in order to meet any fundraising opportunities that may be necessary to finance the Company’s development without having to hold another general shareholders’ meeting.

These new delegations (except for resolutions #12 and #13) will replace the delegations with the same purpose granted by the general shareholders’ meeting held on June 28, 2024.

In addition, in order to motivate and reward the efforts of the teams who are working to ensure the successful development of our business, particularly in the United States, we propose that you grant your Board of Directors the authority to grant a maximum of 600,000 free shares according to Articles L. 225-197-1 of the French Commercial Code et seq. and stock-options giving the right to a maximum of 2,000,000 shares according to Articles L. 225-177 et seq. of the French Commercial Code (resolutions #16 and #17).

Finally, we submit to your approval a resolution to grant the Board of Directors a delegation of authority to carry out a capital increase for the benefit of employees who are members of a company savings plan (resolution #18). This Resolution is required under Article L. 225-129-6 of the French Commercial Code. However, the Board of Directors reminds you that, given the Company’s structure, this proposal is not consistent with the Company’s profit-sharing policies; therefore, the Board of Directors recommends not approving this Resolution.

The delegations submitted for your approval will allow the Board of Directors, in accordance with the law and the Company’s bylaws, to have full authority to implement these delegations for the purpose, without this list being exhaustive, of setting the dates, amounts, conditions and terms of any issuance as well as the form and characteristics of the shares or securities giving access to the capital or securities to be issued, with or without premiums.

In the event that the Board of Directors uses the delegations of authority granted to it pursuant to these resolutions, it shall report to the next ordinary shareholders’ meeting on the use made by it of such delegations, in accordance with applicable laws and regulations.

For the purposes hereof, the Board of Directors asks you to approve the resolutions mentioned below, using the legal mechanism of a delegation of authority, and to delegate your authority to it in order to:

-	increase the share capital by issuance of shares or any securities giving access to the share capital of the Company, with preferential subscription rights for shareholders (resolution #6),

-	increase the share capital by issuance of shares or any securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code) (resolution #7),

-	increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights as part of an offer in favor of qualified investors (investisseurs qualifiés) or a limited circle of investors (cercle restreint d’investisseurs) as mentioned in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code, it being specified that the issue price shall not be less than the volume-weighted average price of the last 3 trading days on the Nasdaq market preceding the setting of the issue price, possibly reduced by a maximum discount of 20%, taking into account, if applicable, the date from which they begin to bear dividend rights, it being specified that (i) in the event of the issuance of securities giving access to the share capital, the issuance price of the shares resulting from their exercise, conversion or exchange may be set, at the discretion of the Board of Directors, by reference to a calculation formula defined by the Board of Directors and applicable after the issue of said securities (for example on their exercise, conversion or exchange date), in which case the aforementioned discount may be assessed, if the Board sees fit, on the date of application of the said formula (and not on the date on which the issuance price of the securities is set), and (ii) the issuance price of the securities giving access to the share capital that may be issued under this resolution will be such that the amount received immediately by the Company, if any, plus the amount that may be received upon exercise or conversion of said securities, is, for each share issued as a result of the issue of these securities, not less than the aforementioned minimum amount (resolution #8),

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-	increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of a first category of persons who meet certain specified characteristics (as described below in A. to D.), being specified that the issue price shall not be less than the average of the prices weighted by the volumes of the last 3 trading days on the Nasdaq market, preceding the setting of the issue price, possibly reduced by a maximum discount of 30% (resolution #9).

Pursuant to resolution #9, you are asked to reserve subscription of such shares for the new or existing categories of investors who meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros (taking into account, in the event of issuance of securities giving access to the share capital, (i) the subscription amount paid at the time of subscription for the securities giving access to the share capital, and (ii) the subscription amount that may be paid to acquire the shares underlying these securities giving access to the share capital) (issuance premium included):

A.

(i)	institutional investors or individuals being, as the case may be, qualified institutional buyers or institutional accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions, insurance companies, etc.); and
(ii)	specialized or skilled in the health care or biotechnologies sectors or specialized in investing in companies with high growth potential; or
B.	any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above as part of such agents’ or underwriters’ compensation for their services; or
C.	any credit establishment, any financial services intermediary or member of a syndicate, French or foreign, to facilitate the settlement of the shares as part of a capital increase in the future; or
D.	Credit institutions, service providers, investment funds or companies undertaking to subscribe for or guarantee the completion of the share capital increase or of any issue of securities likely to result in a capital increase (including, in particular, through the exercise of share subscription warrants) that could be carried out by virtue of this delegation in the context of the implementation of an equity or bond financing agreement, including in particular any “At-the-market (ATM)” financing program.

-	increase the share capital by issuance of shares or any securities giving access to the share capital, with cancellation of the shareholders' preferential subscription rights in favor of the second category of persons, i.e.: (i) practitioners who have used the Company’s technologies who meet certain specified characteristics, or (ii) commercial partners, or (iii) patients who have benefited from treatments using technologies developed by the Company, with a maximum of 150 subscribers, with a minimum individual subscription amount of 10,000 euros, it being specified that the issue price shall not be less than the volume-weighted average price of the last 3 trading days on the Nasdaq market preceding the setting of the issue price, possibly reduced by a maximum discount of 30%, taking into account, if applicable, their dividend entitlement date, it being specified that (i) in the event of the issuance of securities giving access to the share capital, the issuance price of the shares resulting from their exercise, conversion or exchange may be set, at the discretion of the Board of Directors, by reference to a calculation formula defined by the Board of Directors and applicable after the issue of said securities (for example on their exercise, conversion or exchange date), in which case the aforementioned discount may be assessed, if the Board sees fit, on the date of application of the said formula (and not on the date on which the issuance price of the securities is set), and (ii) the issuance price of the securities giving access to the share capital that may be issued under this resolution will be such that the amount received immediately by the Company, if any, plus the amount that may be received upon exercise or conversion of said securities, is, for each share issued as a result of the issue of these securities, not less than the aforementioned minimum amount (resolution #10),

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-	increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of the following third category of persons: (i) directors and officers of the Company held at the office the date of issue of the shares or the securities, or (ii) individuals tied to the Company by an employment contract the date of the issue of the shares or the securities, it being specified that issue price shall be set by the Board of Directors, by reference to:
  the price of the last transaction on the Company’s share capital carried out during the previous 6 months with an overpricing or discount of plus or minus 10 % compared to this price, or in the absence of any transaction on the share capital during the previous 6 months, at the volume-weighted average price of the last 3 trading days on the Nasdaq market preceding the fixing of the issue price, possibly reduced by a 30% discount.

In any event, the price determined by the Board of Directors may represent a discount compared to the price of the American Depositary Shares of the Company listed on the Nasdaq stock market (resolution #11).

-	Delegation of authority to be granted to the Board of Directors to decide on any merger-absorption, spin-off or partial contribution of assets. Please note that in accordance with French law, one or more shareholders of the Company representing at least 5% of the share capital may request to the courts, within twenty (20) days of the last publication of the notice of meeting or of the last publication, to appoint a court-appointed agent to convene the Company’s Shareholders’ Meeting to vote on the approval of the merger, spin-off or partial contribution of assets (resolution #12).

-	Delegation of authority to be granted to the Board of Directors to issue ordinary shares of the Company or any securities giving immediate and/or future access by any means to the Company’s share capital (including, in particular, any bonds redeemable or convertible into shares and any share warrants, whether or not attached to shares or other securities), such securities to be issued in euros, in a foreign currency or in any monetary units established by reference to several currencies, at the discretion of the Board of Directors, to be issued in consideration for contributions in kind granted to the Company in the context of a merger, spin-off or partial contribution of assets decided by the Board of Directors pursuant to the delegation referred to in resolution #12. The shareholders’ preferential subscription rights would be cancelled in favor of the shareholders of the absorbed or contributing company (resolution #13).

In order to give the Company all the flexibility it needs to finance its development plan, resolution #14 sets the maximum aggregate nominal amount of the share capital increases that may be carried out and the debt securities that may be issued pursuant to the financial delegations submitted to your vote at 2,600,000 euros, i.e., a maximum of 20,000,000 shares to be issued with a nominal value of 0.13 euro each. Resolution #14 also sets the maximum aggregate nominal amount of the debt securities that may be issued under the delegations granted under the aforementioned resolutions at 100,000,000 euros or the equivalent of this amount in foreign currency on the issue date.

The Board of Directors asks you to approve resolution #15, in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135-1, L. 228-91, L. 228-92, L. 228-93 of the French Commercial Code, and to delegate your authority to it in order to increase the number of shares or securities to be issued in the event of an oversubscription in (or similar arrangement in connection with) the framework of capital increases of the Company, with or without preferential subscription rights, decided under the paragraphs above, pursuant to the conditions set forth in Article L. 225-135-1 and R. 225-118 of the French Commercial Code, i.e., to date, within thirty days of the close of the subscription, at the same price as the one set for the initial issue and up to 15% of the initial issue, the said shares granting the same rights as the former shares, subject to the date where they begin to bear dividend rights. The nominal amount of any increases in share capital decided pursuant to this delegation shall be offset against the overall ceiling set forth above, to which amount will if necessary be added, the additional amount of shares or securities that may be issued as a supplement, to protect, in accordance with the law and, where applicable, with the contractual provisions that apply, the rights of holders of securities giving access to the capital and other rights in the capital.

The Board of Directors also asks you to approve resolution #16, in accordance with the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code, and to delegate your authority to it in order to allocate a maximum of 600,000 free shares existing and/or to be issued in the future by the Company, on one or several occasions, with a unit par value of 0.13 euro, to members of the Company’s salaried staff or to certain categories of them and/or to its executive officers who satisfy the conditions stipulated in Article L. 225-197-1 of the French Commercial Code as well as to the members of the salaried staff and/or to executive officers who satisfy the conditions stipulated in Article L. 225-197-1 of the French Commercial Code of companies or economic interest economic groupings in which the Company directly or indirectly holds at least 10% of the capital or voting rights in, on the date the said shares are allocated.

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The Board of Directors also asks you to approve resolution #17, in accordance with the provisions of Articles L. 225-177 et seq. of the French Commercial Code, and to delegate your authority to it in order to grant, on one or more occasions, to employees and/or employee officers of the Company, as well as those of the companies mentioned in Article L. 225-180 of the French Commercial Code, options entitling the holder to subscribe new shares of the Company representing a maximum of 2,000,000 new shares of the Company each with a face value of €0.13 (representing a capital increase of a maximum nominal amount of 260,000 euros).

The Board of Directors also asks the shareholders to grant to the Board of Directors all necessary powers to increase the share capital by a maximum nominal amount of 50,000 (fifty thousand) euros, through the issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, for members of the Company’s employee savings plan (resolution #18). This resolution is required under Article L. 225-129-6 of the French Commercial Code.

This resolution, which is required to be proposed to the shareholders under French law, is not consistent with the Company’s profit sharing policies; therefore, the Board of Directors recommends NOT approving resolution 18.

We ask you to adopt the resolutions submitted by the Board of Directors, with the exception of resolution #18.

In this context, we ask you to vote on the aforementioned resolutions submitted to you by your Board of Directors.

The Board of Directors

We draw your attention to the fact that this report, and the draft resolutions referred to therein, which will be submitted for your approval, do not constitute an offer to purchase or a solicitation to purchase shares or any other securities of the Company.

EDAP TMS SA - Report of the Board of Directors to the Ordinary and Extraordinary General Meeting of June 27, 2025

This is a free translation of the French language version and is supplied solely for information purposes. Only the original version in French language has legal force.

EDAP TMS S.A.

A corporation with a share capital of 4,896,010.47 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx en Velin, France

Lyon Registry of Commerce 316 488 204

RESOLUTIONS TO BE SUBMITTED

TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD

ON JUNE 27, 2025

Shareholders are invited to attend the Ordinary and Extraordinary General Meeting of EDAP-TMS S.A. (the “Company”) on June 27, 2025, at 3:00 pm., at the Company’s registered office located at 4 Rue du Dauphiné, 69120, Vaulx-en-Velin, France. The shareholders will deliberate on the following agenda and resolutions:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS’ MEETING:

1.	The special report of the statutory auditors on the agreements referred to in Article L. 225-38 of the French Commercial Code;

2.	The Board of Directors’ management report relating to the consolidated accounts for the fiscal year ended December 31, 2024; the report on corporate governance; the Board of Directors’ special reports pursuant to Articles L. 225-184 paragraph 1 and L. 225-197-4 of the French Commercial Code; the statutory auditors’ reports relating to the annual accounts for the fiscal year ended December 31, 2024 and the consolidated financial statements (US GAAP) prepared in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements established in accordance with IFRS standards for the fiscal year ended December 31, 2024 and granting of a discharge to the members of the Board of Directors for their management;

3.	Allocation of the results for the fiscal year ended December 31, 2024;

4.	Ratification of the provisional appointment of Mr. Josh Levine as a member of the Board of Directors;

5.	Ratification of the provisional appointment of Mr. Glen French as a member of the Board of Directors;

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

6.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with preferential subscription rights for shareholders;

7.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code);

8.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights through an offer referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code;

9.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics;

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10.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics;

11.	Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics;

12.	Delegation of authority to be granted to the Board of Directors to decide on any merger-absorption, spin-off or partial contribution of assets;

13.	Delegation of authority to be granted to the Board of Directors to issue ordinary shares giving, as the case may be, access to ordinary shares or to the allocation of debt securities (of the Company or of a group company), and/or securities giving access to ordinary shares (of the Company or of a group company), in the context of a merger, spin-off or partial contribution of assets decided by the Board of Directors pursuant to the delegation referred to in the twelfth resolution;

14.	Determination of the total maximum amount applicable to the aforementioned financial delegations of authority granted to the Board of Directors to increase the share capital;

15.	Delegation granted to the Board of Directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights, as per the aforementioned delegations;

16.	Delegation to the Board of Directors to grant existing and/or newly issued free shares of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code with automatic waiver of the shareholders' subscription rights for the new shares that can be issued;

17.	Delegation to the Board of Directors to grant stock options of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with Articles L. 225-177 et seq. of the French Commercial Code with automatic waiver of the shareholders’ subscription rights for the new shares that can be issued upon exercise of the stock options;

18.	Delegation to be granted to the Board of Directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan(s) d'épargne d'entreprise) implemented pursuant to Articles L. 3332-1 et seq. of the French Labor Code.

*****

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AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

FIRST RESOLUTION (Special report of the statutory auditors on the agreements referred to in Article L. 225-38 of the French Commercial Code)

The Shareholders’ Meeting, deliberating pursuant to the quorum and majority requirements for ordinary meetings, having considered the statutory auditors’ special report relating to the agreements governed by Articles L. 225-38 et seq. of the French Commercial Code, notes that no agreement governed by the aforementioned article was entered into during the past fiscal year.

SECOND RESOLUTION (The Board of Directors’ management report relating to the consolidated accounts for the fiscal year ended December 31, 2024; the report on corporate governance; the Board of Directors’ special reports pursuant to Articles L. 225-184 paragraph 1 and L. 225-197-4 of the French Commercial Code; the statutory auditors’ reports relating to the annual accounts for the fiscal year ended December 31, 2024 and the consolidated financial statements in accordance with US accounting standards (US GAAP); approval of the annual accounts and of the consolidated financial statements established in accordance with IFRS standards for the fiscal year ended December 31, 2024 and granting of a discharge to the members of the Board of Directors for their management)

The Shareholders’ Meeting, acting in accordance with the quorum and majority criteria required for ordinary shareholders’ meetings, and having considered:

-	the Board of Directors’ report on the activity and management of the Company relating to the fiscal year ended December 31, 2024,
-	the Board of Directors’ report on corporate governance pursuant to Article L. 225-37 paragraph 6 of the French Commercial Code,
-	the Board of Directors’ special reports on the allocations of stock options and free shares prepared pursuant to Articles L. 225-184 paragraph 1 and L. 225-197-4 of the French Commercial Code,
-	the statutory auditors’ report relating to the annual accounts for the fiscal year ended December 31, 2024,
-	the statutory auditors’ report relating to consolidated financial statements for the year ended December 31, 2024, prepared in accordance with IFRS,
-	the statutory auditors’ report relating to the consolidated accounts prepared for the year ended December 31, 2024, prepared in accordance with U.S. generally accepted accounting principles (US GAAP), approves the annual accounts, i.e., the balance sheet, income statement and the related note as of and for the period ended December 31, 2024 as they have been presented; and thus approves the transactions transcribed in the aforesaid financial statements and summarized in such reports, approves the consolidated financial statements for the year ended December 31, 2024, prepared in accordance with IFRS,

approves the consolidated accounts relating to the fiscal year ended December 31, 2024 established in accordance with U.S. GAAP, as they have been presented in the annual report on our consolidated financial statements (Form 20-F) submitted to the Securities and Exchange Commission (“SEC”) on March 27, 2025; it also approves the transactions reflected in these financial statements and summarized in that report, grants, therefore, a release to all members of the Board of Directors for their management during fiscal year ended December 31, 2024.

THIRD RESOLUTION (Allocation of the result for the fiscal year ended December 31, 2024)

The Shareholders’ Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having considered the management report of the Board of Directors,

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notes that the result of the financial year ended December 31, 2024 is a net book profit of 1,066,614 euros.

decides to allocate the entire profit, i.e. the sum of 1,066,614 euros to the debit item “retained earnings,” thus reducing it from (16,763,481) euros to (15,696,867) euros,

in accordance with the provisions of Article 243 bis of the French General Tax Code, notes that no dividends have been distributed during the last three financial years,

pursuant to Article 223 quater of the French General Tax Code, notes that there are no non-deductible expenses and charges referred to in Article 39-4 of this Code.

FOURTH RESOLUTION (Ratification of the provisional appointment of Mr. Josh Levine as a member of the Board of Directors)

The Shareholders’ General Meeting, voting on the quorum and majority conditions for the Ordinary Meetings,

having reviewed the report of the Board of Directors,

having noted that the Board of Directors, at its meeting held on December 19, 2024, appointed Mr. Josh Levine as a member of the Board of Directors to replace Mr. Marc Oczachowski, who resigned, for the remainder of his term of office, i.e. until the close of the Annual General Meeting to be held in 2026 to approve the financial statements for the year ending December 31, 2025, ratifies, in accordance with the provisions of Article L. 225-24 of the French Commercial Code, the appointment of Josh Levine as a Director.

FIFTH RESOLUTION (Ratification of the provisional appointment of Mr. Glen French as a member of the Board of Directors)

The Shareholders’ General Meeting, voting on the quorum and majority conditions for the Ordinary Meetings,

having reviewed the report of the Board of Directors,

having noted that the Board of Directors, at its meeting held on February 27, 2025, appointed Mr. Glen French as a member of the Board of Directors to replace Mr. Pierre Beysson, who resigned, for the remainder of his term of office, i.e. until the close of the Annual General Meeting to be held in 2026 to approve the financial statements for the year ending December 31, 2025, ratifies, in accordance with the provisions of Article L. 225-24 of the French Commercial Code, the appointment of Glen French as a Director.

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

SIXTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with preferential subscription rights for shareholders)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings and noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the statutory auditors’ report,

pursuant to the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129 to L. 225-129-6, L. 225-132, L. 225-133, L. 225-134, L. 228-91, L. 228-92 and L. 228-93 thereof,

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1.       delegates its authority to the Board of Directors to decide, in the proportions and at the time it deems appropriate, one or several capital increases by issuance, in France or abroad, of ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or of any company that directly or indirectly holds more than half of its share capital or of which it directly or indirectly holds more than half of the share capital, or any securities giving a right to the allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary unit established by reference to several currencies, at the discretion of the Board of Directors, the subscription of which may be made either in cash or by offsetting receivables,

2.       decides that the aggregate maximum nominal amount of the capital increases that may be carried out, immediately or in the future, pursuant to this resolution is set at 2,600,000 euros (or its equivalent in foreign currencies as at the date of subscription), to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve as provided by law and by any applicable contractual provision providing for any other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount being applied against the aggregate maximum provided for in the fourteenth resolution below,

3.       decides to fix at 75,000,000 euros (or its equivalent in foreign currency on the date of subscription) the maximum nominal amount of debt securities that may be issued under this delegation,

provided that:

-	this amount will be increased, if applicable, by any redemption premium above par,
-	this amount will be applied against the aggregate maximum referred to in the fourteenth resolution below,
-	this aggregate maximum does not apply to debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issuance of which would be decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L. 228-36-A of the French Commercial Code,

4.       decides that the shareholders may exercise, in accordance with the law and regulations in force, their preferential subscription rights to the ordinary shares and the securities issued pursuant to the present delegation,

5.       decides that the Board of Directors may grant shareholders the right to subscribe to securities in excess of those they may subscribe to as of right (droit de souscription à titre réductible), which shall be exercised in proportion to their rights and within the limits of their requests,

6.       decides that if the subscriptions as of right (souscription à titre irréductible), or as the case may be, the excess subscriptions (souscription à titre réductible) have not absorbed the entire issuance of shares or of securities or debt securities, the Board of Directors may choose, in the order that seems relevant to it, one or several of the options below:

-	limit the issuance to the amount of the subscriptions received, provided that such subscription is equivalent to at least three-fourths of the initial amount of the relevant issuance as decided by the Board of Directors,
-	distribute freely all or some of the unsubscribed shares, which have not been subscribed as of right, or as the case may be, excess subscriptions,
-	offer to the public all or part of the unsubscribed securities,

7.       specifies that transactions contemplated by this delegation may be carried out at any moment, including during a tender offer and/or a standing market offer for the securities of the Company,

8.       decides that the Board of Directors shall have all powers to implement this delegation, in accordance with the law and the Company’s by-laws, in order, in particular, to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including a retroactive date, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

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9.       decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-	take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

10.     acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

11.     decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting and replaces any prior authorization having the same purpose.

SEVENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code))

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings and noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the statutory auditors’ report,

pursuant to the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135, L. 225-136 and L. 228-91 et seq. of the French Commercial Code,

1.       delegates its authority to the Board of Directors to decide, in the proportions and at the time it deems appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or of any company that directly or indirectly holds more than half of its share capital or of which it directly or indirectly holds more than half of the share capital, or any securities giving a right to the allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary unit established by reference to several currencies, at the discretion of the Board of Directors, the subscription of which may be made either in cash or by offsetting receivables,

2.       decides the issuances that may be carried out pursuant to this delegation may be carried out through a public offering (excluding offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code), it being specified that the Company may proceed by way of the filing of a registration statement with the SEC in the United States,

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3.       decides that the maximum nominal amount of the capital increases, which may be carried out immediately or in the future pursuant to this resolution, is set at 2,600,000 euros (or its equivalent in foreign currencies in case of issuance in another currency), to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital; this amount shall be applied against the aggregate maximum provided for in the fourteenth resolution below,

4.       decides to set at 75,000,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities that may be issued pursuant to this delegation, provided that:

-	this amount will be increased, if applicable, by any redemption premium above par,
-	this amount will be applied against the aggregate maximum provided for in the fourteenth resolution below,
-	this aggregate maximum does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issuance of which would be decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L. 228-36- A of the French Commercial Code;

5.       decides to cancel the shareholders’ preferential subscription rights to the shares and/or any securities and/or any debt securities to be issued in accordance with this delegation,

6.       decides that the price of shares or securities issued pursuant to this delegation shall be determined by the Board of Directors as such price would result from the mechanism of supply and demand as per the so-called book-building method developed by professional customs. In any case, the price so determined by the Board of Directors may represent a discount compared to the trading price of the Company’s shares on Nasdaq, it being specified that (i) in the event of the issuance of securities giving access to the share capital, the issuance price of the shares resulting from their exercise, conversion or exchange may be set, at the discretion of the Board of Directors, by reference to a calculation formula defined by the Board of Directors and applicable after the issue of said securities (for example on their exercise, conversion or exchange date), in which case the aforementioned discount may be assessed, if the Board sees fit, on the date of application of the said formula (and not on the date on which the issuance price of the securities is set), and (ii) the issuance price of the securities giving access to the share capital that may be issued under this resolution will be such that the amount received immediately by the Company, if any, plus the amount that may be received upon exercise or conversion of said securities, is, for each share issued as a result of the issue of these securities, not less than the aforementioned minimum amount,

7.       acknowledges that this delegation shall automatically result in the waiver by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them, in favor of holders of securities to be issued by the Board of Directors,

8.       decides that the Board of Directors shall have all powers to implement this delegation, in accordance with the law and the Company’s by-laws, in particular, in order to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including retroactive, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

9.       decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

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-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,
-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,
-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,
-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,
-	take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

10.     acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

11.     decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting and replaces any prior authorization having the same purpose.

EIGHTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights through an offer referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code)

The Shareholders’ Meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the Board of Directors’ report and the statutory auditors’ report,

in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135, L. 225-136, and L. 228-91, and following of the French Commercial Code and paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code,

1.       delegates to the Board of Directors its authority to decide, on one or more occasions, in the proportions and at the time it deems appropriate, in France or abroad, to issue ordinary shares in the Company or any capital securities giving access to other capital securities or giving access to the allocation of debt securities, and/or marketable securities (including, in particular, any debt securities) giving access to future capital securities in the Company or of any company that directly or indirectly owns more than half of its capital or of which it directly or indirectly owns, with the ability to issue these securities in euros or in foreign currency or any other monetary unit established by reference to several currencies, at the discretion of the Board of Directors, that may be paid up in cash, including through the offsetting of receivables,

2.       decides that the issues that may be carried out pursuant to this resolution may be carried out by means of offers referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code, and in particular to qualified investors or a limited circle of investors,

3.       decides that the securities thus issued may consist of debt securities, be related to the issuing of such securities or allow their issue as intermediate securities,

4.      decides to waive the preferential subscription rights of the shareholders over ordinary shares or securities issued pursuant to this delegation,

5.       notes, where applicable, that this delegation automatically entails the waiver by the shareholders of their preferential subscription rights to the shares to which these securities give entitlement, in favor of the holders of the securities thus issued,

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6.       decides that the total nominal amount of share capital increases that may be carried out immediately and/or in future, pursuant to this delegation, may not be higher than 2,600,000 euros nor in any circumstances exceed the limits provided in the regulations applying on the date of issue (by way of indication, on the date of this Shareholders’ Meeting, the issuance of equity securities carried out by an offer covered by paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code is limited to 30% of the capital of the Company each year, with this share capital being assessed on the date that the Board of Directors decides to use this delegation), being the maximum amount to which shall be added, where applicable, the additional amount of the shares to be issued in order to maintain, in accordance with legal and regulatory provisions and, where applicable, with contractual provisions that apply, the rights of the bearers of securities and other rights giving access to the share capital,

7.       decides the nominal amount of the increases in share capital that may be thus carried out shall be applied against the aggregate maximum amount referred to in the fourteenth resolution below,

8.       decides to set at 75,000,000 euros (or the equivalent amount in the event it is issued in another currency) the maximum nominal amount of debt securities that may be issued pursuant to this delegation, it being specified that:

-	this amount will be increased, where applicable, by any redemption premium above the par value,
-	this amount will be applied against the aggregate maximum referred to in the fourteenth resolution below,
-	this maximum does not apply to debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French Commercial Code the issuance of which would be resolved or authorized by the Board of Directors in accordance with Article L. 228-40 of the French Commercial Code, or in the other cases, under conditions to be determined by the Company in accordance with Article L. 228-36-A of the French Commercial Code,

9.       decides that, if the subscriptions have not completely taken up all of such an issuance, the Board of Directors may use, in the order that it decides, one or other of the following powers:

-	limiting the issue to the amount of subscriptions, on condition that this reaches at least three-quarters of the issue that was initially agreed,
-	freely allocate all or part of the unsubscribed securities between the persons of its choice,

10      decides that the issue price of shares issued by virtue of this delegation shall be determined by the Board of Directors and shall not be less than the volume-weighted average price of the last 3 trading days, on the Nasdaq market, preceding the setting of the price of the issuance, possibly reduced by a maximum discount of 20%, taking into account, where applicable, the date from which they begin to bear dividend rights, it being specified that (i) in the event of the issuance of securities giving access to the share capital, the issuance price of the shares resulting from their exercise, conversion or exchange may be set, at the discretion of the Board of Directors, by reference to a calculation formula defined by the Board of Directors and applicable after the issue of said securities (for example on their exercise, conversion or exchange date), in which case the aforementioned discount may be assessed, if the Board sees fit, on the date of application of the said formula (and not on the date on which the issuance price of the securities is set), and (ii) the issuance price of the securities giving access to the share capital that may be issued under this resolution will be such that the amount received immediately by the Company, if any, plus the amount that may be received upon exercise or conversion of said securities, is, for each share issued as a result of the issue of these securities, not less than the aforementioned minimum amount,

11.     decides that the Board of Directors shall have all powers in order to implement, in accordance with legal provisions and with the Company’s bylaws, this delegation for the purpose notably of:

-	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital, with or without a premium;
-	setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment and, where applicable, the arrangements for the exercise of any rights of exchange, conversion, redemption or allotment by any other means of equity securities or securities giving access to the share capital;

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-	making any adjustments required pursuant to the legal and regulatory provisions and, where applicable, to contractual provisions that apply, in order to protect the rights of the bearers of securities or other rights giving access to the share capital of the Company; and
-	suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months.

12.     decides that the Board of Directors may:

-	at its own initiative, and as it deems appropriate, charge the costs, fees and expenses incurred by the capital increases by virtue of the delegation under this resolution, against the amount of the premiums related to these transactions and deduct, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase,
-	take any measures, enter into any commitment and carry out any formalities that are appropriate to successfully complete the issue and to finalize the share capital increase and make the relevant amendments to the Company’s bylaws,

13.     notes that, if the Board of Directors uses the delegation of authority conferred upon it by this resolution, it shall report on this to the next ordinary shareholders’ meeting, in accordance with legal and regulatory provisions,

14.     decides that this delegation is granted for a period of twenty-six (26) months from the date of this meeting and replaces any prior authorization having the same purpose.

NINETH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics)

the Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the statutory auditors’ report,

pursuant to the provisions of Articles L. 225-129 et seq., L. 225-135, L. 225-138 and L. 228-91 et seq. of the French Commercial Code,

1.       delegates its authority to the Board of Directors to decide, in the proportions and at the time it deems appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary units established by reference to several currencies, at the discretion of the Board of Directors, the subscription of which may be made either in cash or by offsetting receivables,

2.       decides that the issuance of preferred shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases that can be carried out, immediately or in the future, pursuant to the authority delegated by the shareholders meeting to the Board of Directors by this resolution, is set at 2,600,000 euros (or its equivalent in foreign currencies as at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital; this amount shall be applied against the aggregate maximum provided for in the fourteenth resolution below,

4.       decides to set at 75,000,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities which may be issued pursuant to this delegation, provided that:

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-	this amount will be increased, if applicable, by any redemption premium above par,
-	this amount shall be applied against the aggregate maximum provided for in the fourteenth resolution below,
-	this aggregate maximum does not apply to debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code which the issuance would be decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L. 228-36- A of the French Commercial Code,

5.       decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities that are the subject of this resolution to the new or existing investors that meet all of the criteria specified in A. or B. below, for a minimum individual subscription amount of 250,000 euros (taking into account, in the event of issuance of securities giving access to the share capital, (i) the subscription amount paid at the time of subscription for the securities giving access to the share capital, and (ii) the subscription amount that may be paid to acquire the shares underlying these securities giving access to the share capital) or its equivalent in foreign currencies as at the date of subscription (issuance premium included):

A.

(i)	institutional investors or individuals being, as the case may be, qualified institutional buyers or institutional accredited investors under U.S. law or qualified investors (investisseurs qualifiés) under French law (e.g., investment funds, investment companies, pension funds, banks and other financial institutions, insurance companies, etc.); and
(ii)	specialized or skilled in the health care or biotechnologies sectors or specialized in investing in companies with high growth potential; or

B.       any placement agent or underwriter in connection with the offering or the placement of shares or securities giving access to the Company’s share capital to investors meeting the criteria set forth in A. above, as part of such agent’s or underwriter’s compensation for their services;

C.       any credit establishment, any financial services intermediary or member of a syndicate, French or foreign, to facilitate the settlement of the shares as part of a capital increase in the future; or

D.       Credit institutions, service providers, investment funds or companies undertaking to subscribe for or guarantee the completion of the share capital increase or of any issue of securities likely to result in a capital increase (including, in particular, through the exercise of share subscription warrants) that could be carried out by virtue of this delegation in the context of the implementation of an equity or bond financing agreement, including in particular any “At-the-market (ATM)” financing program,

6.       specifies that, pursuant to Article L. 225-132 of the French Commercial Code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

7.       decides that the issue price (or the amount of the consideration to be subsequently paid to the Company for each share to be issued, in the event of an issue of securities giving access to the Company's share capital) shall not be less than the volume-weighted average price of the last 3 trading days, on the Nasdaq market preceding the setting of the price of the issuance, possibly reduced by a maximum discount of 30%, taking into account, if applicable, their dividend entitlement date, it being specified that (i) in the event of the issuance of securities giving access to the share capital, the issuance price of the shares resulting from their exercise, conversion or exchange may be set, at the discretion of the Board of Directors, by reference to a calculation formula defined by the Board of Directors and applicable after the issue of said securities (for example on their exercise, conversion or exchange date), in which case the aforementioned discount may be assessed, if the Board sees fit, on the date of application of the said formula (and not on the date on which the issuance price of the securities is set), and (ii) the issuance price of the securities giving access to the share capital that may be issued under this resolution will be such that the amount received immediately by the Company, if any, plus the amount that may be received upon exercise or conversion of said securities, is, for each share issued as a result of the issue of these securities, not less than the aforementioned minimum amount,

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8.       decides that the Board of Directors shall have all powers to implement this delegation, in accordance with applicable laws, including but not limited to the following purposes:

-	determining, the amount of the share capital increase, the issuance price (it being specified that the latter will be set in accordance with the modalities defined above) as well as any issuance premium, that may be requested,
-	setting the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	setting the date of dividend rights, including retroactive, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	setting the list of beneficiaries for each of the aforementioned categories and the number of shares to be allocated to each of them,

-       allocating the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,

-       completing formalities following each capital increase and subsequent modification of the by-laws,

-       more generally, entering into any agreement, in particular if necessary to ensure completion of the contemplated issuances, taking all measures and completing all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.       decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces any prior authorization having the same purpose,

10.     acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

TENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the statutory auditors’ report,

pursuant to the provisions of Articles L. 225-129 et seq., L. 225-135, L. 225-138 and L. 228-91 et seq. of the French Commercial Code,

1.       delegates its authority to the Board of Directors to decide, in the proportions and at the time it deems appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary unit established by reference to several currencies, at the discretion of the Board of Directors, the subscription of which may be made either in cash or by offsetting receivables,

2.       decides that the issuance of preferred shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases that can be carried out, immediately or in the future, pursuant to the authority delegated by the Shareholders’ Meeting to the Board of Directors by this resolution, is set at 2,600,000 euros (or its equivalent in foreign currencies at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount shall be applied against the aggregate maximum provided for in the fourteenth resolution below,

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4.        decides to set at 75,000,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities that may be issued pursuant to this delegation, provided that:

-	this amount will be increased, if applicable, by any redemption premium above par,
-	this amount shall be applied against the aggregate maximum provided for in the fourteenth resolution below,
-	this aggregate maximum does not apply to debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code which the issuance would be decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L. 228-36- A of the French Commercial Code,

5.       decides to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of this resolution in favor of the following new or existing investors, with a maximum of 150 subscribers, with a minimum individual subscription amount of 10,000 euros or its equivalent in foreign currencies as at the date of subscription (issuance premium included):

(i)	practitioners who have used the Company’s technologies over the course of the last 24 months preceding the issuance of the securities, subject to compliance with the applicable laws and professional ethics; and/or,
(ii)	commercial partners of the Company who have entered into a business agreement with the Company over the last 24 months preceding the issuance of the securities, and/or
(iii)	patients who have benefited from treatments using technologies developed by the Company over the last 10 years,

6.       specifies that, pursuant to Article L. 225-132 of the French Commercial Code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

7.       decides that the issue price (or the amount of the consideration to be subsequently paid to the Company for each share to be issued, in the event of an issue of securities giving access to the Company's share capital) shall not be less than the volume-weighted average price of the last 3 trading days on the Nasdaq market preceding the setting of the price of the issue, possibly reduced by a maximum discount of 30%, taking into account, if applicable, their dividend entitlement date, it being specified that (i) in the event of the issuance of securities giving access to the share capital, the issuance price of the shares resulting from their exercise, conversion or exchange may be set, at the discretion of the Board of Directors, by reference to a calculation formula defined by the Board of Directors and applicable after the issue of said securities (for example on their exercise, conversion or exchange date), in which case the aforementioned discount may be assessed, if the Board sees fit, on the date of application of the said formula (and not on the date on which the issuance price of the securities is set), and (ii) the issuance price of the securities giving access to the share capital that may be issued under this resolution will be such that the amount received immediately by the Company, if any, plus the amount that may be received upon exercise or conversion of said securities, is, for each share issued as a result of the issue of these securities, not less than the aforementioned minimum amount,

8.       decides that the Board of Directors shall have all powers to implement this delegation, in compliance with applicable laws, including but not limited to the following purposes:

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-	determining the amount of the share capital increase, the issuance price (it being specified that the latter will be set in accordance with the conditions defined above) as well as any issuance premium, that may be requested,
-	setting the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	setting the date of dividend rights, including a retroactive date, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	setting the list of beneficiaries for the aforementioned category and the number of shares to be allocated to each of them,

-       allocating the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,

-       completing formalities following each capital increase and subsequent modification of the by-laws,

-       more generally, entering into any agreement, in particular if necessary to ensure completion of the contemplated issuances, taking all measures and completing all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.       decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces any prior authorization having the same purpose,

10.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

ELEVENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the statutory auditors’ report,

pursuant to the provisions of Articles L. 225-129 et seq., L. 225-135, L. 225-138 and L. 228-91 et seq. of the French Commercial Code,

1.       delegates its authority to the Board of Directors to decide, in the proportions and at the time it deems appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company (including, in particular, bonds redeemable or convertible into shares and all share warrants, attached or not to shares or other securities). Such securities may be issued in euros, in foreign currencies or in any monetary unit established by reference to several currencies, at the discretion of the Board of Directors, the subscription of which may be made either in cash or by offsetting receivables,

2.       decides that the issuance of preferred shares is expressly excluded from this delegation,

3.       decides that the maximum nominal amount of the capital increases that can be carried out, immediately or in the future, pursuant to the authority delegated by the Shareholders’ Meeting to the Board of Directors by this resolution, is set at 2,600,000 euros (or its equivalent in foreign currencies at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount shall be applied against the aggregate maximum provided for in the fourteenth resolution below.

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4.       decides to cancel the shareholders’ preferential subscription rights for the shares and securities that would be issued hereto and to reserve subscription of such shares and securities that are the subject of this resolution in favor of the following category: (i) directors and officers of the Company holding office on the date of issue of the shares or the securities or (ii) individuals tied to the Company by an employment contract the date of the issue of the shares or the securities,

5.       specifies that, pursuant to Article L. 225-132 of the French Commercial Code, this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them,

6.       decides that the issue price will be set by the Board of Directors by reference, alternately, (i) either to the price of the last transaction on the Company’s share capital carried out during the previous 6 months, with an additional price or a discount of plus or minus 10% respectively compared to this price, (ii) or, in the absence of a transaction on the share capital during the previous 6 months, to the volume-weighted average price of the last 3 trading days on the Nasdaq market preceding the determination of the issue price, possibly reduced by a discount of 30%, taking into account, if applicable, their dividend entitlement date and it being specified that the issue price of any securities giving access to the share capital issued pursuant to this delegation will be such that the amount received immediately by the Company, increased by the amount likely to be received by it upon exercise or conversion of said securities, is, for each share issued as a result of the issue of said securities, at least equal to the minimum amount referred to above.

7.       decides that the Board of Directors shall have all powers to implement this delegation, in compliance with applicable laws, including but not limited to the following purposes:

-	determining the amount of the share capital increase, the issuance price (it being specified that the latter will be set in accordance with the conditions defined above) as well as any issuance premium, that may be requested,
-	setting the dates, the terms and conditions of any issuance as well as the form and characteristics of shares or securities giving access to the share capital to be issued,
-	setting the date of dividend rights, including a retroactive date, for the shares and securities giving access to the share capital to be issued, and determine the method of paying-up,
-	setting the list of beneficiaries for the aforementioned category and the number of shares to be allocated to each of them,

-       allocating the costs of capital increases to the amount of premiums related thereto and deduct from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,

-       completing formalities following each capital increase and subsequent modification of the by-laws,

-       more generally, entering into any agreement, in particular if necessary to ensure completion of the contemplated issuances, taking all measures and completing all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

8.       decides that this delegation is granted for a period of eighteen (18) months from the date of this meeting and replaces any prior authorization having the same purpose,

9.       acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

TWELFTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to decide on any merger-absorption, spin-off or partial contribution of assets)

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The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors,

pursuant to the provisions of Articles L. 236-9, II, L. 236-16 and L. 236-22 of the French Commercial Code,

1.       delegates its authority to the Board of Directors to decide, at such times as it sees fit, on one or more mergers-absorptions, spin-offs or partial asset contributions carried out in accordance with the provisions of Articles L. 236-1 and seq. of the French Commercial Code,

2.       decides that the Board of Directors will have full powers to implement this authorization in accordance with the law and the Company’s bylaws, and to determine the terms and conditions of any transaction carried out pursuant to this authorization, it being specified that any such transaction requiring an increase in the Company’s share capital must be carried out within the limits set out in the thirteenth resolution below,

3.       acknowledges that, in accordance with article L. 236-9, II, paragraph 4 of the French Commercial Code, one or more shareholders of the Company representing at least 5% of the share capital may request to the courts, within twenty (20) days of the last publication of the notice of meeting pursuant to article R. 236-2 of the French Commercial Code or, as the case may be, of the last publication in accordance with article R. 236-2-1 of the same code, to appoint a court-appointed agent to convene the Annual General Meeting of the Company to vote on the approval of the merger, spin-off or partial contribution of assets subject to the spin-offs regime, or of the draft terms of any such merger, spin-off or partial contribution of assets,

4.       decides that this delegation is granted for a period of twenty-six (26) months from the date of this meeting,

5.       decides that the Board of Directors may not, without the prior authorization of the Shareholders’ Meeting, use this authorization from the date of filing by a third party of a public tender offer for the Company’s shares until the end of the tender offer period.

THIRTEENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to issue ordinary shares giving, as the case may be, access to ordinary shares or to the allocation of debt securities (of the Company or of a group company), and/or securities giving access to ordinary shares (of the Company or of a group company), in the context of a merger, spin-off or partial contribution of assets decided by the Board of Directors pursuant to the delegation referred to in the twelfth resolution)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the statutory auditors’ report, conditional upon the approval of the twelfth resolution above,

pursuant to the provisions of Articles L. 225-129 to L. 225-129-3, L. 225-129-5 , L. 228-91 and seq. and L. 236-9, II of the French Commercial Code,

1.       delegates its authority to the Board of Directors to decide to issue, on one or more occasions, and at such times as it sees fit, ordinary shares of the Company or any securities giving immediate and/or future access by any means to the Company’s share capital (including, in particular, any bonds redeemable or convertible into shares and any share warrants, whether or not attached to shares or other securities), such securities to be issued in euros, in a foreign currency or in any monetary units established by reference to several currencies, at the discretion of the Board of Directors, to be issued in consideration for contributions in kind granted to the Company in connection with any merger-absorption, spin-off or partial contribution of assets decided by the Board of Directors under the authorization provided for under the twelfth resolution, said shares conferring the same rights as existing shares subject to their dividend entitlement date,

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2.       decides that this delegation is granted for a period of twenty-six (26) months from the date of this meeting,

3.      decides, where necessary, to cancel the shareholders’ preferential subscription rights to subscribe for the ordinary shares and other securities to be issued, in favor of the shareholders of the absorbed or contributing company, as consideration for their contributions,

4.       acknowledges, where necessary, that this delegation shall automatically result in the cancellation by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them, in favor of the holders of the securities issued,

5.       decides that the maximum nominal amount of the capital increases that can be carried out, immediately or in the future, pursuant to the authority delegated by the Shareholders’ Meeting to the Board of Directors by this resolution, is set at 2,600,000 euros (or its equivalent in foreign currencies at the date of subscription) to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for other cases of adjustments, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, this amount shall be applied against the aggregate maximum provided for in the fourteenth resolution below,

6.       decides to set at 75,000,000 euros (or its equivalent in foreign currencies as at the date of subscription), the maximum nominal amount of debt securities that may be issued pursuant to this delegation, provided that:

-	this amount will be increased, if applicable, by any redemption premium above par,
-	this amount shall be applied against the aggregate maximum provided for in the fourteenth resolution below,
-	this aggregate maximum does not apply to debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code which the issuance would be decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with Article L. 228-36- A of the French Commercial Code,

7.       decides that the Board of Directors may not, without the prior authorization of the Shareholders’ Meeting, use this authorization from the date of filing by a third party of a public tender offer for the Company’s shares until the end of the tender offer period,

8.       acknowledges that the Board of Directors will have full powers to decide on and record the completion of the capital increase in consideration for the transaction, to deduct from the premium, where appropriate, all costs and duties incurred in connection with the capital increase, to deduct from the premium, if it sees fit, the sums required to fund the legal reserve, to make the corresponding amendments to the bylaws, and, more generally, to do all that needs to be done.

FOURTEENTH RESOLUTION (Determination of the total maximum amount applicable to the financial delegations of authority granted to the Board of Directors to increase the share capital)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors,

decides that:

1.	the maximum aggregate nominal amount of share capital increases that may be carried out pursuant to the delegations in the sixth to eleventh, thirteenth and fifteenth resolutions of this Shareholders’ Meeting is set at 2,600,000 euros (two million six hundred thousand euros) i.e., a maximum 20,000,000 shares with a nominal value of 0.13 euro each, to which amount must be added, if need be, the additional amount of the shares or securities to be issued to preserve, as provided by law and by any applicable contractual provision providing for any other cases of adjustments, the rights of the holders of securities giving access to share capital or other rights giving access to share capital,

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2.	the maximum aggregate nominal amount of debt securities that may be issued pursuant to the delegations granted in the sixth to eleventh, thirteenth and fifteenth resolutions of this Shareholders’ Meeting is set at 100,000,000 euros or the equivalent of this amount in foreign currencies on the issuance date, provided that:

-       this maximum aggregate nominal amount may be increased by any reimbursement premium exceeding par value, and

-       this maximum aggregate nominal amount does not apply to debt securities pursuant to Article L.228-40, L. 228-36-A and L. 228-92 al. 3 of the French Commercial Code, the issuance of which would be decided or authorized by the Board of Directors pursuant to Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36-A of the French Commercial Code.

FIFTEENTH RESOLUTION (Delegation of authority to be granted to the Board of Directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights)

The Shareholders’ Meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having considered the Board of Directors’ report and the statutory auditors’ report,

in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135-1, L. 228-91, L. 228-92, L. 228-93 of the French Commercial Code,

1.       delegates the authority to the Board of Directors to increase the number of shares or securities to be issued in the event of an oversubscription in (or similar arrangement in connection with) the framework of the Company’s capital increases, or without preferential subscription rights, decided pursuant to the sixth to eleventh resolutions set forth above under the conditions stipulated in Article L. 225-135-1 and R. 225-118 of the French Commercial Code (i.e. to a date, within thirty days of the close of the subscription, at the same price as the one set for the initial issue and up to 15% of the initial issue), the said shares granting the same rights as the former shares subject to the date where they begin to bear dividend rights,

2.       states that the par value of any capital increase decided pursuant to this delegation will be subtracted from the aggregate maximum stipulated in the fourteenth resolution above, to which amount will if necessary be added, the additional amount of shares or securities which may be issued as a supplement, to protect, in accordance with the law and, where applicable, with the contractual stipulations that apply, the rights of holders of securities giving access to the capital and other rights in the capital,

3.       decides that the Board of Directors shall have all powers in order to implement, in accordance with the legal provisions and with the Company’s bylaws, this resolution for the purpose of:

-       setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital, with or without a premium;

-       setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment and, where applicable, the arrangements for the exercise of any rights of exchange, conversion, redemption or allotment by any other means of equity securities or securities giving access to the share capital;

-       to make any adjustments required pursuant to legal and regulatory provisions and, where applicable, contractual provisions that apply, in order to protect the rights of the bearers of securities and other rights giving access to the share capital of the Company; and

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-       suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months,

4.	decides that the Board of Directors may:

-       at its own initiative, and when it deems it appropriate, charge the costs, fees and expenses incurred by the capital increases pursuant to the delegation under this resolution, against the amount of the premiums related to these transactions and deduct, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;

-       take any measures, enter into any commitment and carry out any formalities that are appropriate to successfully complete the issue and to finalize the share capital increase and make the relevant amendments to the Company’s bylaws,

5.	notes that, if the Board of Directors uses the delegation of authority conferred upon it by this resolution, it shall report on this to the next ordinary shareholders’ meeting, in accordance with legal and regulatory provisions,
6.	decides that this delegation is granted for a period of twenty-six (26) months from the date of this meeting and terminates any previous authorization having the same purpose.

SIXTEENTH RESOLUTION (Delegation to the Board of Directors to grant existing and/or newly issued free shares of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code with automatic waiver of the shareholders' subscription rights for the new shares that can be issued)

The Shareholders’ Meeting, deliberating under the quorum and majority voting rules required for extraordinary shareholders’ meetings,

having considered the Board of Directors’ report and the statutory auditors’ report,

in accordance with the provisions of Articles L. 225-197-1 and following of the French Commercial Code,

1.       authorizes the Board of Directors to carry out the allocation of free shares existing and/or to be issued in the future by the Company, on one or several occasions, to members of the Company’s salaried staff or to certain categories of them and/or to its executive officers who satisfy the conditions stipulated in Article L. 225-197-1 of the French Commercial Code as well as to the members of the salaried staff and/or to executive officers who satisfy the conditions stipulated in Article L. 225-197-1 of the French Commercial Code of companies or economic interest economic groupings in which the Company directly or indirectly holds at least 10% of the capital or voting rights in, on the date the said shares are allocated,

2.       specifies that the Board of Directors must, if the Company’s shares are listed for trading on the regulated Euronext market in Paris, comply with the provisions of Article L. 22-10-60 of the French Commercial Code in order to be able to allocate the free shares to the executive officers who satisfy the conditions of Article L. 225-197-1, II of the French Commercial Code,

3.       resolves to fix the number of free shares which can be allocated by the Board of Directors under this authorization at 600,000 shares with a unit par value of 0.13 euro, i.e. 78,000 euros, it being specified that this number (a) does not take into account any adjustments made to preserve the rights of beneficiaries of ordinary shares, in accordance with legal and regulatory provisions and, as the case may be, applicable contractual provisions, and (b) may not in any event exceed the percentage of share capital on the date of the considered grant, as set out in Article L. 225-197-1 of the French Commercial Code;

4.       resolves that the grant of shares to their beneficiaries will be final and binding subject to satisfying the conditions and criteria which may be set forth by the Board of Directors, including a period of at least one year (the “Vesting Period”) and that the beneficiaries of these shares must hold them for a period fixed by the Board (the “Lock-in Period”) which, combined with the Vesting Period, cannot be less than two (2) years,

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5.       resolves, as an exception to the above, that the shares will be definitively acquired before the end of the Vesting Period if the beneficiary is affected by a disability which is classified in the second and third categories of Article L. 341-4 of the French Social Security Code,

6.       resolves that the shares allocated will be freely transferable in the event of a demand for allocation made by the heirs of a deceased beneficiary or if the beneficiary is affected by a disability corresponding to a classification in the above-mentioned categories of the French Social Security Code,

7.       resolves that the Vesting period and the Lock-in Period will be fixed by the Board of Directors within the above-mentioned limits,

8.       notes that in accordance with Article L. 225-197-1 of the French Commercial Code, when the allocation concerns shares to be issued in the future, this authorization automatically entails the waiver by the shareholders of their preferential subscription rights to the newly issued shares in favor of the beneficiaries of the free shares, with the corresponding increase in capital being performed by the sole fact of the shares being allocated to the beneficiaries,

9.       notes that as far as is required, this decision entails the waiver by the shareholders, in favor of the grantees, of the portion of the reserves, profits or premiums which will if necessary be used if new shares are issued at the end of the Vesting Period, and which the Board of Directors is given full powers to realize,

10.     delegates full powers to the Board of Directors to:

-	record the existence of sufficient reserves and proceed for each allocation to transfer the sums necessary to pay up the new shares to be allocated to an unavailable reserve account;

-	determine the identity of the beneficiaries of the allocations and the number of shares liable to be allocated to each of them; and

-	fix the terms and if necessary the criteria for the allocation of these shares;

if necessary:

-	decide, in due course, the capital increase(s) corresponding to the issuance of any new shares allocated freely;

-	carry out any share purchases required to deliver any existing shares allocated freely;

-	take all necessary measures to ensure that the beneficiaries comply with the required holding obligation; and

-	do whatever may be required within the scope of the current legislation to implement this authorization,

11.     specifies that the Board of Directors may, within the limits it has previously fixed, subdelegate the powers which are entrusted to it under this resolution in accordance with the applicable legislative and regulatory provisions,

12.     resolves that the Board of Directors will inform the general meeting of the allocations made within the context of this resolution every year, in accordance with Article L. 225-197-4 of the French Commercial Code,

13.     determines that the present authorization may be used by the Board of Directors during thirty-eight (38) months as from this day and terminates any previous authorization having the same purpose;

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SEVENTEENTH RESOLUTION (Delegation to the Board of Directors to grant stock options of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with Articles L. 225-177 et seq. of the French Commercial Code with automatic waiver of the shareholders’ subscription rights for the new shares that can be issued upon exercise of the stock options)

The Shareholders’ Meeting, voting under the quorum and majority criteria required for extraordinary shareholders meetings,

having considered the Board of Directors’ report and the statutory auditors’ report:

1.       authorizes the Board of Directors, in accordance with Articles L. 225-177 et seq. of the French Commercial Code, to grant, on one or more occasions, to employees and/or employee officers of the Company, as well as those of the companies mentioned in Article L. 225-180 of the French Commercial Code, options entitling the holder to subscribe new shares of the Company, under the following conditions:

•       the options to subscribe for shares that the Board of Directors is authorized to grant, shall represent a maximum of 2,000,000 shares of the Company each with a face value of €0.13; representing a capital increase of a maximum nominal amount of 260,000 euros,

•       to the extent that the shares of the Company, each represented by an "American Depositary Share" (hereinafter referred to as an "ADS"), are admitted to trading on the NASDAQ Global Market in the United States of America, the exercise price of each of these options shall be determined by the Board of Directors, on the day the option is granted, by reference to the closing share price on the NASDAQ on the day preceding that of the Board of Directors' decision to grant the options. The exercise price shall not be lower than 95% of the average quoted price of the ADS of the Company listed on the NASDAQ stock market calculated on the basis of the last twenty (20) trading sessions preceding the date of the decision of the Board of Directors to grant such options,

•       no option for the subscription of shares may be granted less than twenty trading sessions after a dividend date or after a share capital increase,

•       the options to subscribe for shares shall be exercised by their beneficiaries within a maximum of ten (10) years from the day on which they are granted; this timeframe may however be reduced by the Board of Directors for the beneficiaries who are residents in a given country, to the extent this may be necessary to comply with the applicable laws of such country,

•       the total number of shares that can be subscribed upon exercise of options granted and not exercised yet may not be greater than one third of the share capital of the Company,

•      options to subscribe for shares may not be granted to any employee holding more than 10% of the share capital on the date of the decision of the Board of Directors to grant such options,

•       any options to subscribe for shares granted by the Board of Directors to employees subject to taxation in the United States are intended to be Incentive Stock Options ("ISOs") under the U.S. Internal Revenue Code, and must meet the certain criteria listed below, among other criteria. The options to subscribe for shares can also be non-qualified stock options (for U.S. tax purposes) in the discretion of the Board of Directors at the time of grant or when the ISO limits are exceeded.

The following additional terms will apply to grants of options to subscribe for shares designated as ISOs:

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(i) Eligible employees: All employees of the Company and its subsidiaries in which the Company directly or indirectly owns or controls more than 50% of the total voting rights of the outstanding securities giving the right to the election of members of the Board of Directors represented by all classes of shares issued by this company may be beneficiaries of the ISO allocation plan provided they meet the legal conditions required to be granted share subscription options. The beneficiaries will be determined by the Board of Directors. Consultants and directors who are not employees are not eligible for these awards.

(ii) Maximum number of shares: The ISOs that the Board of Directors is authorized to grant will cover a maximum of 2,000,000 shares of the Company. Any beneficiary could be granted up to the maximum amount of shares to be issued and to the extent that this beneficiary is eligible to receive these options under current French regulations.

(iii) Exercise price: The exercise price is determined by the Board of Directors in accordance with the procedures referred to above, it being specified, however, that in the case of ISO beneficiaries who are not 10% Shareholders (as defined below) (and NQSO beneficiaries who are US tax residents), the exercise price of the options may not be less than 100% of the market value of a share of the Company on the day the option is granted, which is determined by reference to the closing share price on the NASDAQ on the day preceding the date of the Board of Directors' decision to grant the options. If an ISO beneficiary is a 10% Shareholder, the exercise price may not be less than 110% of the market value of a share of the Company.

(iv) Option term: The ISOs may be exercisable for up to ten years from the date of grant. However, when an employee, at the date of grant, holds greater than 10% of the share capital of the Company (a “10% Shareholder”), and to the extent that it is eligible for grants under the plan pursuant to applicable regulations, the options are exercisable for up to five years from the date of grant. The terms of ten and five years, respectively, may not be exceeded, including in the case of early exercise in the event of death or disability of the beneficiary.

2.       decides that the exercise price of the options to subscribe for shares may not be changed during the duration of the option. If the Company carries out one of the transactions mentioned in Article L. 225-181 of the French Commercial Code, the Board of Directors shall take the necessary steps to protect the interests of the beneficiaries of the options to subscribe for shares as provided in Article L. 228-99 of the French Commercial Code. In case of issuance of new securities giving access to the Company share capital, as well as in the case of merger or split-up, the Board of Directors could suspend the exercise of the options,

3.      takes note that, pursuant to Article L. 225-178 of the French Commercial Code, the present authorization shall automatically give rise, in favor of the beneficiaries of stock options, to waiver by the shareholders of their preferential subscription rights to the shares issuable upon exercise of the option;

4.       gives to the Board of Directors all necessary powers to determine the terms of the option plan, the conditions under which the options to subscribe for shares will be granted, including in particular:

-	to determine the list of beneficiaries of the options to subscribe for shares as well as the number of options to grant to each of such beneficiaries;

-	to suspend temporarily and for the maximum duration provided by law, which is, on this day, three (3) months, the exercise of the options in case transactions mentioned in Article L. 225-149-1 of the French Commercial Code are carried out;

-	to prohibit the immediate resale of all or part of the shares without the time limit imposed for the retention of the shares exceeds three (3) years from the exercise of the option.

5.       decides that the Board of Directors shall have at its disposal all the necessary powers to take note of the share capital increases and fulfill the related formalities,

6.       determines that the present authorization may be used by the Board of Directors during thirty-eight (38) months as from this day and terminates any previous authorization having the same purpose,

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7.       acknowledges that the Board of Directors shall inform the shareholders every year at the ordinary shareholders meeting of the transactions implemented pursuant to this authorization.

EIGHTEENTH RESOLUTION (Delegation to be granted to the Board of Directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan(s) d’épargne d’entreprise) implemented pursuant to Articles L. 3332-1 et seq. of the French Labor Code)

The Shareholders’ Meeting, deliberating under the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the statutory auditors' report in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, in particular Articles L. 225-129-2, L. 225-129-6 and L. 225-138-1, and Articles L. 3332-18 et seq. of the French Labor Code,

1.	delegates to the Board of Directors its authority to increase the share capital, on one or more occasions, at its sole discretion, through the issuance of ordinary shares reserved, either directly or through a company mutual fund (fonds commun de placement et d’entreprise), for the members of a company savings plan (plan d’épargne entreprise) as provided for in Articles L. 3332-1 et seq. of the French Labor Code, which would be open to open to employees of the Company and its affiliates within the meaning of Article L. 225–180 of the French Commercial Code and Article L. 3344-1 of the French Labor Code and who also meet any conditions that may be set by the board of directors (hereafter the “Group Employees”),

2.	decides to cancel, as a result, the preferential subscription rights granted to the shareholders by Article L. 225-132 of the French Commercial Code and to reserve the subscription of said ordinary shares for Group Employees,

3.	sets the period of validity of this delegation of authority at eighteen (18) months from the date of this Shareholders’ Meeting,

4.	sets the maximum nominal amount of the shares that may be thus issued at 50,000 euros,

5.	decides that the share issuance price will be determined by the Board of Directors in accordance with the provisions of Article L. 3332-20 of the French Labor Code.

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BNY: PO BOX 505006, Louisville, KY 40233 - 5006 EDAP TMS S.A. Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage - paid envelope provided For Shareholders of record as of May 27, 2025 Friday, June 27, 2025 3:00 PM, Local Time YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 pm, Eastern Time on June 23, 2025 This proxy is being solicited on behalf of the Board of Directors Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 pm, Eastern Time June 23, 2025) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the Deposited EDAP TMS S.A. Shares represented by such Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on May 27, 2025 at the Ordinary and Extraordinary General Meeting of EDAP TMS S.A. to be held in France, on June 27, 2025 at 15:00 (French Time) in respect of the resolutions specified in the enclosed Notice of Meeting. NOTES: Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box. If no Voting Instruction Card is received by the Depositary from an Owner with respect to any of the Shares represented by American Depositary Shares on or before the Receipt Date, or if the Voting Instruction Card is improperly completed or blank, or if the voting instructions included in the Voting Instruction Card are illegible or unclear, such Owner shall be deemed to have instructed the Depositary to vote such Shares and the Depositary shall vote such Shares in favor of any resolution proposed or approved by the Board of Directors of the Company and against any resolution not so proposed or approved. The Board Recommendations are in Favor for all resolutions EXCEPT resolution #18 PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved Ordinary & Extraordinary General Meeting of Shareholders Your vote matters! Have your ballot ready and please use one of the methods below for easy voting : Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

PROPOSAL YOUR VOTE EDAP TMS S.A. Ordinary & Extraordinary General Meeting of Shareholders Please make your marks like this: AGENDA OF THE ORDINARY SHAREHOLDERS' MEETING: FOR AGAINST ABSTAIN 1. The special report of the statutory auditors on the agreements referred to in Article L. 225 - 38 of the French Commercial Code; 2. The Board of Directors' management report relating to the consolidated accounts for the fiscal year ended December 31, 2024; the report on corporate governance; the Board of Directors' special reports pursuant to Articles L. 225 - 184 paragraph 1 and L. 225 - 197 - 4 of the French Commercial Code; the statutory auditors' reports relating to the annual accounts for the fiscal year ended December 31, 2024 and the consolidated financial statements (US GAAP) prepared in accordance with US accounting standards; approval of the statutory accounts and of the consolidated financial statements established in accordance with IFRS standards for the fiscal year ended December 31, 2024 and granting of a discharge to the members of the Board of Directors for their management; 3. Allocation of the results for the fiscal year ended December 31, 2024; 4. Ratification of the provisional appointment of Mr. Josh Levine as a member of the Board of Directors; 5. Ratification of the provisional appointment of Mr. Glen French as a member of the Board of Directors; AGENDA OF THE EXTRAORDINARY SHAREHOLDERS' MEETING: 6. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company's share capital, with preferential subscription rights for shareholders; 7. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company's share capital, with cancellation of shareholders' preferential subscription rights, by means of a public offering (excluding offerings referred to in paragraph 1 ƒ of Article L. 411 - 2 of the French Monetary and Financial Code); 8. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company's share capital, with cancellation of shareholders' preferential subscription rights through an offer referred to in paragraph 1 ƒ of Article L. 411 - 2 of the French Monetary and Financial Code; 9. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company's share capital, with cancellation of shareholders' preferential subscription rights, in favor of a first category of persons who meet certain specified characteristics; 10. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company's share capital, with cancellation of shareholders' preferential subscription rights, in favor of a second category of persons who meet certain specified characteristics; Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date

EDAP TMS S.A. Ordinary & Extraordinary General Meeting of Shareholders Please make your marks like this: YOUR VOTE PROPOSAL AGAINST ABSTAIN FOR 11. Delegation of authority to be granted to the Board of Directors to increase the share capital, by issuance of shares or other securities giving access to the Company's share capital, with cancellation of shareholders' preferential subscription rights, in favor of a third category of persons who meet certain specified characteristics; 12. Delegation of authority to be granted to the Board of Directors to decide on any merger - absorption, spin - off or partial contribution of assets; 13. Delegation of authority to be granted to the Board of Directors to issue ordinary shares giving, as the case may be, access to ordinary shares or to the allocation of debt securities (of the Company or of a group company), and/or securities giving access to ordinary shares (of the Company or of a group company), in the context of a merger, spin - off or partial contribution of assets decided by the Board of Directors pursuant to the delegation referred to in the twelfth resolution; 14. Determination of the total maximum amount applicable to the aforementioned financial delegations of authority granted to the Board of Directors to increase the share capital; 15. Delegation granted to the Board of Directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights, as per the aforementioned delegations; 16. Delegation to the Board of Directors to grant existing and/or newly issued free shares of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with the provisions of Articles L. 225 - 197 - 1 et seq. of the French Commercial Code with automatic waiver of the shareholders' subscription rights for the new shares that can be issued; 17. Delegation to the Board of Directors to grant stock options of the Company to all or certain employees and/or all or certain corporate officers of the Company or companies in the group, in accordance with Articles L. 225 - 177 et seq. of the French Commercial Code with automatic waiver of the shareholders’ subscription rights for the new shares that can be issued upon exercise of the stock options; 18. Delegation to be granted to the Board of Directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan(s) d'épargne d'entreprise) implemented pursuant to Articles L. 3332 - 1 et seq. of the French Labor Code. Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date